United States securities and exchange commission logo





                             September 26, 2022

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1800
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 30,
2022
                                                            File No. 001-38003

       Dear Mr. Atkins:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. Item 1 in your preliminary proxy statement appears to ask your shareholders to consider and vote on the
tracking stock proposal to approve the adoption of an amendment and restatement of your
amended and restated certificate of incorporation, among other things, to (1) reclassify your
existing common stock as Class A common stock, par value $0.01 per share and (2)
distribute tracking stock to be designated as Class B common stock, par value $0.01 per share
to existing holders of Class A common stock. Please clarify
                                                        whether you are asking
shareholders to approve your distribution of tracking stock and, if so, please revise your
proxy statement to state this clearly. Also, tell us whether shareholders will have
the opportunity to vote on any subsequent distributions of tracking stock. If not, please
clarify.
   2. Please expand your disclosures regarding the CORE Assets and your dividend policy to provide context for
Item 1. We note your related disclosures in the registration statement
 Randall W. Atkins
Ramaco Resources, Inc.
September 26, 2022
Page 2
      on Form S-3 that you filed concurrently with this preliminary proxy statement.
3. Please revise this proxy statement, as necessary, to reflect corresponding revisions made in response to our comments on the related registration statement on Form S-3 that you filed concurrently with this preliminary proxy statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameRandall W. Atkins
                                                           Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                           Office of Energy &
Transportation
September 26, 2022 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName